Mail Stop 4561

December 14, 2007

Dana C. Russell
Senior Vice President and
Chief Financial Officer
Novell, Inc.
404 Wyman Street, Suite 500
Waltham, MA 02451

      Re: Novell, Inc.
                Form 10-K for the Fiscal Year Ended
                October 31, 2006
                Filed May 25, 2007
                File No. 000-13351

Dear Mr. Russell:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised on the financial statements and related matters.

                        Sincerely,

                        Kathleen Collins
                        Accounting Branch Chief